Exhibit 11

MIDWESTONE FINANCIAL GROUP, INC.

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Earnings per Share Information:
Weighted average number of shares outstanding during the period	3,702,483	3,764,908	3,704,396	3,764,315
Weighted average number of shares outstanding during the period including all dilutive potential shares	3,775,948	3,844,517	3,773,069	3,850,162
Net earnings	$1,654,793	$1,530,634	$3,573,685	$3,260,741
Earnings per share - basic	$0.44	$0.41	$0.96	$0.87
Earnings per share - diluted	$0.44	$0.40	$0.95	$0.85

See note 4 of the accompanying notes to consolidated financial statements.